Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                 Commission File No.: 001-15049

To all employees,

Everyone who owns shares of FBR or FB will receive proxy materials -- many of you received a package last week. IT IS EXTREMELY IMPORTANT THAT YOU VOTE !!!!

If you own shares in more than one account, you will receive more than one package (e.g., your regular brokerage account or your 401K). Please read the materials. Note that the vote/proxy form has your account number, a cusip number, a control number and a client number. The number of shares relating to the particular account follows the client number. There are a number of ways to vote your shares, voting instructions are on the form. One easy way to do so is online. To vote online go to http://www.proxyvote.com/ http://www.proxyvote.com outbind://46/www.proxyvote.com www.proxyvote.com, you will be asked for your control number and then a PIN number. Enter the control number listed on your form. YOU DO NOT NEED A PIN NUMBER. The next screen will ask for your vote. Enter your email address in the space provided to receive an email confirmation that your vote was recorded.

If you participated in the Employee Stock Purchase and Loan Plan you will receive proxy materials from Cathy Sigalas this week.

The management and directors of both Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation recommend that you vote in favor of the transaction.

If you have any questions refer to the joint proxy statement/prospectus dated February 26, 2003 or call Ned Wheeler.

Thank You,

Eric Billings

Manny Friedman


                                      # # #

                                Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions, because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/ prospectus and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.

                          Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the definitive preliminary joint proxy statement/ prospectus.